Exhibit 99.3

Your Vote Counts! Smartphone users Point your camera here and vote without entering a control number For complete information and to vote, visit www.ProxyVote.com Control # V65907-P25578 STONECO LTD. 2025 Annual General Meeting Vote by April 22, 2025 11:59 PM ET STONECO LTD. 4TH FLOOR, HARBOUR PLACE 103 SOUTH CHURCH STREET GRAND CAYMAN KY1-1002 CAYMAN ISLANDS You invested in STONECO LTD. and it’s time to vote! You have the right to vote on proposals being presented at the Annual General Meeting. This is an important notice regarding the availability of proxy materials for the shareholder meeting to be held on April 23, 2025. Get informed before you vote View the Proxy Statement and Annual Report online OR you can receive a free paper or email copy of the material(s) by requesting prior to April 9, 2025. If you would like to request a copy of the material(s) for this and/or future shareholder meetings, you may (1) visit www.ProxyVote.com, (2) call 1-800-579-1639 or (3) send an email to sendmaterial@proxyvote.com. If sending an email, please include your control number (indicated below) in the subject line. Unless requested, you will not otherwise receive a paper or email copy. For complete information and to vote, visit www.ProxyVote.com Control # Smartphone users Point your camera here and vote without entering a control number Vote in Person at the Meeting* April 23, 2025 9:00 a.m. Cayman Islands Time Block 12D Parcel 33 and 95 18 Forum Lane, Camana Bay Grand Cayman KY1-1002 Cayman Islands *Please check the meeting materials for any special requirements for meeting attendance. At the meeting, you will need to request a ballot to vote these shares.

Vote at www.ProxyVote.com THIS IS NOT A VOTABLE BALLOT This is an overview of the proposals being presented at the upcoming shareholder meeting. Please follow the instructions on the reverse side to vote these important matters. 1. APPROVAL AND RATIFICATION OF THE COMPANY’S FINANCIAL STATEMENTS AND THE AUDITOR’S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024 For 2. APPROVAL OF THE REELECTION OF MAURÍCIO LUIS LUCHETTI AS A DIRECTOR For 3. APPROVAL OF THE REELECTION OF GILBERTO CALDART AS A DIRECTOR For 4. APPROVAL OF THE REELECTION OF LUCIANA IBIAPINA LIRA AGUIAR AS A DIRECTOR For 5. APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ AS A DIRECTOR For 6. APPROVAL OF THE REELECTION OF SILVIO JOSÉ MORAIS AS A DIRECTOR For 7. APPROVAL OF THE REELECTION OF JOSÉ ALEXANDRE SCHEINKMAN AS A DIRECTOR For 8. APPROVAL OF THE ELECTION OF ANTONIO SILVEIRA AS A DIRECTOR For 9. APPROVAL OF THE ELECTION OF LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES AS A DIRECTOR For In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, it will be considered that the shareholders will be voted in favor of the proposal. Prefer to receive an email instead? While voting on www.ProxyVote.com, be sure to click “Delivery Settings”.

Signature [PLEASE SIGN WITHIN BOX] Date Signature (Joint Owners) Date TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS: KEEP THIS PORTION FOR YOUR RECORDS THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY V65905-P25578 For Against Abstain 8. APPROVAL OF THE ELECTION OF ANTONIO SILVEIRA AS A DIRECTOR 9. APPROVAL OF THE ELECTION OF LUIS HENRIQUE CALS DE BEAUCLAIR GUIMARÃES AS A DIRECTOR 6. APPROVAL OF THE REELECTION OF SILVIO JOSÉ MORAIS AS A DIRECTOR 2. APPROVAL OF THE REELECTION OF MAURÍCIO LUIS LUCHETTI AS A DIRECTOR 5. APPROVAL OF THE REELECTION OF DIEGO FRESCO GUTIÉRREZ AS A DIRECTOR 4. APPROVAL OF THE REELECTION OF LUCIANA IBIAPINA LIRA AGUIAR AS A DIRECTOR 7. APPROVAL OF THE REELECTION OF JOSÉ ALEXANDRE SCHEINKMAN AS A DIRECTOR STONECO LTD. THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" PROPOSALS 1 THROUGH 9 Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer. 1. APPROVAL AND RATIFICATION OF THE COMPANY'S FINANCIAL STATEMENTS AND THE AUDITOR'S REPORT FOR THE FISCAL YEAR ENDED DECEMBER 31, 2024 3. APPROVAL OF THE REELECTION OF GILBERTO CALDART AS A DIRECTOR In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual General Meeting. This proxy when properly executed will be voted as directed herein by the undersigned shareholder. If no direction is made, it will be considered that the shareholders will be voted in favor of the proposal. STONECO LTD. 4TH FLOOR, HARBOUR PLACE 103 SOUTH CHURCH STREET GRAND CAYMAN KY1-1002 CAYMAN ISLANDS VOTE BY INTERNET - www.proxyvote.com or scan the QR Barcode above Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form. VOTE BY PHONE - 1-800-690-6903 Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the meeting date. Have your proxy card in hand when you call and then follow the instructions. VOTE BY MAIL Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717. SCAN TO VIEW MATERIALS & VOTE w V65906-P25578 Important Notice Regarding the Availability of Proxy Materials for the Annual General Meeting: The Proxy Statement and Annual Report are available at www.proxyvote.com. STONECO LTD. Proxy for Annual General Meeting of Shareholders on April 23, 2025 Solicited on Behalf of the Board of Directors The undersigned hereby appoints Tatiana Malamud, or failing her, the duly appointed chairman of the Annual General Meeting of StoneCo Ltd., each with full power to act alone, as proxies to vote all the common shares which the undersigned would be entitled to vote if personally present and acting at the Annual General Meeting of Shareholders of StoneCo Ltd., to be held at 9:00 a.m. Cayman Islands Time on April 23, 2025, at the offices of StoneCo, located at Block 12D Parcel 33 and 95, 18 Forum Lane, Camana Bay, Grand Cayman KY1-1002, Cayman Islands, and at any adjournments or postponements thereof. (Continued and to be signed on the reverse side)